June 26, 2019

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549

Attention:	Mr. Ruairi Regan Mr. David Link Ms. Joanna Lam Ms. Linda Cvrkel

Re:	Viemed Healthcare, Inc. Draft Registration Statement on Form 10 Submitted May 3, 2019 CIK No. 0001729149

Dear Ladies and Gentlemen:

This letter is in response to your letter dated May 30, 2019, to Viemed Healthcare, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form 10 (the “Initial Registration Statement”).  For your convenience, the response is preceded by the Staff’s comment.  The Company is also sending to the Staff, by Federal Express, copies of the amended Registration Statement, as confidentially submitted today with the Commission (the “Amended Registration Statement” and, together with the Initial Registration Statement, the “Registration Statement”), marked to show changes from the Initial Registration Statement.

Draft Registration Statement on Form 10

Products and Services, page 3

1.
Please provide an expanded description of your products and services that clearly describes each of your material products or services and explains the technical terms you use such as non-invasive and invasive ventilation, positive airway pressure, autopap and bipap treatments.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to provide an expanded description of our products and services.

U.S. Securities and Exchange Commission
June 26, 2019

Incentive Plans, page 42

2.
Please expand your description of the cash bonus plan to include a general description of the formula or criteria to be applied in determining the amounts payable and vesting schedule. Refer to Item 402(o)(5) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to include a general description of the criteria to be applied in determining the amounts payable under the cash bonus plan.

Exhibits

3.	Please file related party agreements such as the triple net lease agreement as exhibits.

Response:   In response to the Staff’s comment, the Company has filed the triple net lease as an exhibit to the Amended Registration Statement.

Please call the undersigned at (337) 504-3802 ext. 128 with any additional comments or questions you may have.

Very truly yours,

/s/ Trae Fitzgerald
Trae Fitzgerald
Chief Financial Officer